Exhibit 99.1

SAP SE to Acquire Qualtrics International Inc., Sees Experience Management as the Future of Business

•                  Together, SAP and Qualtrics to accelerate the new XM category by combining experience data and operational data to power the experience economy

•                  Creates a highly differentiated offering for businesses to deliver superior customer, employee, product, and brand experiences

•                  Ryan Smith to continue to lead Qualtrics; Qualtrics to maintain dual headquarters in Provo, Utah, and Seattle, Wash.

WALLDORF, Germany and PROVO, Utah and SEATTLE, Wash. — Nov. 11, 2018 — SAP SE (NYSE: SAP) and Qualtrics International Inc. (Qualtrics) today announced they have entered into a definitive agreement under which SAP SE intends to acquire Qualtrics, the global pioneer of the experience management (XM) software category that enables organizations to thrive in today’s experience economy. Qualtrics’ XM Platform™ collects feedback and data across the four vital areas of a business — customers, employees, product and brand — that are essential in a world where companies succeed or fail based on the experiences they deliver.

Under the terms of the agreement, SAP will acquire all outstanding shares of Qualtrics for US$8 billion in cash. SAP has secured financing in the amount of €7 billion to cover purchase price and acquisition-related costs. The purchase price includes unvested employee incentive compensation and cash on the balance sheet at close. Subject to customary closing conditions and attainment of regulatory clearances, the acquisition is expected to close in the first half of 2019. The Boards of Directors of SAP and Qualtrics have approved the transaction. Qualtrics’ shareholders have also approved the transaction.

SAP CEO Bill McDermott said: “We continually seek out transformational opportunities — today’s announcement is exactly that. Together, SAP and Qualtrics represent a new paradigm, similar to market-making shifts in personal operating systems, smart devices and social networks. SAP already touches 77 percent of the world’s transactions. When you combine our operational data with Qualtrics’ experience data, we will accelerate the XM category with an end-to-end solution with immediate global scale. For Qualtrics, this introduces a dynamic new partner with the belief, passion and scale to bring experience management to millions of customers around the world.”

McDermott added: “The combination of Qualtrics and SAP reaffirms experience management as the groundbreaking new frontier for the technology industry. SAP and Qualtrics are seizing this opportunity as like-minded innovators, united in mission, strategy and culture. We share the belief that every human voice holds value, every experience matters and that the best-run businesses can make the world run better. We can’t wait to stand beside Ryan and his amazing colleagues for the next chapters in the experience management story. The best for Qualtrics and SAP is yet to come!”

Ryan Smith, CEO of Qualtrics, said: “Our mission is to help organizations deliver the experiences that turn their customers into fanatics, employees into ambassadors, products into obsessions and brands into religions. Supported by a global team of over 95,000, SAP will help us scale faster and achieve our mission on a broader stage. This will put the XM Platform everywhere overnight. We could not be more excited to join forces with Bill and the SAP team in this once-in-a-generation opportunity to power the experience economy.”

SAP and Qualtrics Will Together Deliver the Transformative Potential of Experience Data (X-Data) Combined with Operational Data (O-Data)

Experience management (XM) focuses on obtaining and tapping the value of outside-in customer, employee, product and brand feedback. Combining Qualtrics’ experience data and insights with SAP’s unparalleled operational data will enable customers to better manage supply chains, networks, employees and core processes. Together, SAP and Qualtrics will deliver a unique end-to-end experience and operational management system to power organizations.

SAP Will Accelerate Qualtrics’ Growth and Further Its Mission by Offering Global Scale, Reach and Resources

Leveraging SAP’s more than 413,000 customers and global salesforce of around 15,000, Qualtrics will be able to scale rapidly around the world. SAP has a strong track record of accelerating growth for the innovative companies it acquires, as exemplified by the rapid success of SAP’s recent acquisitions.

Qualtrics expects full-year 2018 revenue to exceed US$400 million and projects a forward growth rate of greater than 40 percent, not including potential synergies of being part of SAP.

Following the closing of the transaction, Qualtrics is expected to maintain its leadership, personnel, branding and culture, operating as an entity within SAP’s Cloud Business Group. Ryan Smith will continue to lead Qualtrics, and Qualtrics is expected to continue to maintain dual headquarters in Provo, Utah, and Seattle, Washington.

Qualtrics was advised on the transaction by Qatalyst Partners and Goodwin Procter, LLP. J.P. Morgan acted as financial advisor and Jones Day acted as legal advisor to SAP.

SAP and Qualtrics will host a joint conference call for financial analysts and investors on November 12, 2018, at 7:00 a.m. CET (1:00 a.m. ET, November 12 / 10:00 p.m. PT, November 11) regarding this transaction. The call will be available to international callers at +44 330 336 9411, to U.S. callers at +1-929-477-0402, conference code: 9656637, and via webcast at https://broadcast.co.sap.com/go/investor. A replay will be provided later on http://www.sap.com/investor.

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About SAP

As the cloud company powered by SAP HANA®, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 413,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

About Qualtrics

Qualtrics is the technology platform that organizations use to collect, manage, and act on experience data, also called X-data™. The Qualtrics XM Platform™ is a system of action, used by teams, departments, and entire organizations to manage the four core experiences of business—customer, product, employee and brand—on one platform. Over 9,000 enterprises worldwide, including more than 75 percent of the Fortune 100 and 99 of the top 100 U.S. business schools, rely on Qualtrics to consistently build products that people love, create more loyal customers, develop a phenomenal employee culture, and build iconic brands. To learn more, and for a free account, please visit www.qualtrics.com.

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